

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3720

March 5, 2010

Mr. Donald M. Prest
Chief Financial Officer
Omnicity Corp.
807 South State Rd. 3
Rushville, IN 46173

> **Re: Omnicity Corp.**
> **Form 10-K for the Fiscal Year Ended July 31, 2009**
> **Filed on October 23, 2009**
> **Form 10-Q for the Quarterly Period Ended October 31, 2009**
> **Filed on December 21, 2009**
> **File No. 000-52827**

Dear Mr. Prest:

We have reviewed your response letter dated February 24, 2010 and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Form 10-K for Fiscal Year Ended July 31, 2009

Report of Independent Registered Public Accounting Firm, page 27

1.   Please ask your auditors, BGBC Partners, LLC, to revise their audit report to include a reference to the restatements, as applicable. In this regard, we note your restatements in note 15. In addition, as a result of the restatement, your auditors should dual date their report or update the date of their report.

2. Summary of Significant Accounting Policies

Property and Equipment, page 37

2.   We note your response to comment eight from our letter dated January 5, 2010 and your statement that you "capitalize costs directly associated with expansions and improvements of the Company's communications network, customer installations, including employee related costs, and generally capitalize direct costs associated with network construction and provisioning of services." Tell us specifically what kind of customer installation costs you capitalize and why you believe they should be capitalized. Refer to your basis in accounting literature.

5. Acquisition of Assets, page 43

3.   We note your responses to comments nine and 17 from our letter dated January 5, 2010 and your reference to EITF 98-3. Given that you acquired customer relationships, it appears that a revenue stream is associated with these assets. We also note that you acquired the necessary inputs, including equipment, consisting of tower and network infrastructures, wireless tower, and customer premises equipment, which would allow you to continue to conduct normal operations after the transferred set is separated from the transferor. In addition, it appears to us that the missing element of senior management would be minor and thus, should not impact your analysis of whether there are processes in place. Further, it does appear that there were certain processes in place as evidenced by the fact that you were already in the business of providing broadband access and you easily integrated the acquisitions based on your disclosure on page 19 that you immediately had increases in revenues from your four acquisitions. As such, it is unclear to us why you believe that these assets do not constitute separate businesses.

Please revise to account for such acquisitions as acquisitions of a business or tell us in greater detail why you believe there are no processes to apply to those inputs and why those processes would be considered more than minor (based on the degree of difficulty and the level of investment necessary to obtain access to or to acquired the missing item(s)). Also, revise to include the disclosures required by ASC 805-10-50, 20-50, and 30-50.

4.   Furthermore, please tell us how you considered Rule 11-01(d) of Regulation S-X when determining that these acquisitions were not businesses. Please advise or file audited financial statements and pro forma financial statements as required by Rule 8-04 and 8-05 of Regulation S-X.

15. Restatement of Prior Periods due to Corrections of Errors, page 51

5.   We note your response to comment 12 from our letter dated January 5, 2010 regarding your statement that BGBC Partners, LLC advised you that their audit opinion was not re-issued as a result of the re-statement because they did not audit these adjustments. Please explain to us what you mean by this statement. In this regard, if these adjustments were

not audited and they are material to your financial statements then your financial statements would not appear to be audited.

Form 10-Q for the Quarterly Period Ended October 31, 2009

Note 6. Acquisition of Assets, page 12

6.   We note your response to comment 15 from our letter dated January 5, 2010 and your reference to EITF 98-3. Given that you acquired customer relationships, it appears that a revenue stream is associated with these assets. We also note that you acquired the necessary inputs, including equipment, consisting of tower and network infrastructures, wireless tower, and customer premises equipment, which would allow you to continue to conduct normal operations after the transferred set is separated from the transferor. In addition, it appears to us that the missing element of senior management would be minor and thus, should not impact your analysis of whether there are processes in place. Further, it does appear that there were certain processes in place as evidenced by the fact that you were already in the business of providing broadband access and you easily integrated the acquisition based on your disclosure on page 19 that you immediately had increases in revenues from your four acquisitions. As such, it is unclear to us why you believe that these assets do not constitute a business.

Please revise to account for such acquisition as an acquisition of a business or tell us in greater detail why you believe there are no processes to apply to those inputs and why those processes would be considered more than minor (based on the degree of difficulty and the level of investment necessary to obtain access to or to acquired the missing item(s)). Also, revise to include the disclosures required by ASC 805-10-50, 20-50, and 30-50.

7.   Furthermore, please tell us how you considered Rule 11-01(d) of Regulation S-X when determining that the acquisition was not a business. Please advise or file audited financial statements and pro forma financial statements as required by Rule 8-04 and 8-05 of Regulation S-X.

14. Restatement of Prior Periods due to Correction, page 16

8.   We note your response to comment 16 from our letter dated January 5, 2010 and your restatement of the period ended October 31, 2009. Please file an Item 4.02 Form 8-K for this restatement.

*   *   *   *

As appropriate, please amend your filings and respond to these comments through correspondence over EDGAR within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

You may contact Inessa Kessman, Senior Staff Accountant, at (202) 551-3371, or Kyle Moffatt, Accountant Branch Chief at (202) 551-3836, if you have questions regarding comments on the financial statements and related matters. Please contact Scott Hodgdon, Staff Attorney, at (202) 551-3273, Kathleen Krebs, Special Counsel, at (202) 551-3350, or me, at (202) 551-3810, with any other questions.

Sincerely,

Larry Spirgel
Assistant Director

cc: Thomas Deutsch, Esq., Lang Michener LLP
      via Facsimile (604) 893-2679